FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES A CHANGE IN ITS BOARD OF DIRECTORS

(Santiago, June 4th, 2003) CCU (NYSE: CU) informs the resignation of Mr. Johannes Bauer as Member of CCU's Board of Directors.

Yesterday, during CCU's Board Meeting, Mr. Johannes Bauer resigned as Member of the Board; in his place was appointed Mr. Philippe Pasquet who will assume office as of July 2003.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the largest Chilean mineral water producer, the leader in the bottled nectar category in Chile and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.